February 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Sherry Haywood

Re:	Kimbell Tiger Acquisition Corp.
Registration Statement on Form S-1
Filed July 29, 2021, as amended
File No. 333-258260

Dear Ms. Haywood,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), UBS Securities LLC (the “Underwriter”) hereby joins in the request of Kimbell Tiger Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on February 3, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 613 copies of the Preliminary Prospectus dated January 28, 2022 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Director

By:	/s/ Austin Gobbo
Name: Austin Gobbo
Title: Associate Director

[Signature Page to Acceleration Request]